April 18, 2006

Via Facsimile (864) 250-2349 and U.S. Mail

John Jennings, Esq.
Nelson Mullins Riley & Scarborough LLP
999 Peachtree Street, NE
Atlanta, GA  30309

RE:	CNB Corporation
Soliciting Materials filed pursuant to Rule 14a-12
Filed March 31, 2006, by Willis J. Duncan and W. Jennings Duncan
      File No. 000-24523

	Revised Preliminary Proxy Statement
	Filed April 17, 2006
      File No. 000-24523

Dear Mr. Jennings:

We have reviewed the above-referenced filing and have the following comments.

Proxy Soliciting Materials

Secret Planning and Conflicts of Interest, page 4
1. We note your response to prior comment 4. Please note that in future filings you must provide additional background to your disclosure such that the disclosure is balanced. For example, when your disclosure is based on an individual`s recollection as opposed to documentation, please state so. We also note that in support for your response captioned 4(i) you did not provide the requested support for your disclosure that the Group of Five "also discussed amendments to the corporate bylaws and Articles of Incorporation." In future filings, please avoid disclosing information that may not be supported. Please confirm your understanding.

Preliminary Proxy Statement

CNB Nominee-William Benson, page 9
2. We note your response to prior comment 18. Please tell us how Delaware court decisions are applicable to South Carolina corporations, such as the company. The remainder of your response does not address an enlargement of the board of directors. Please delete the reference to an enlargement of the board as "unlawful" and as a "manipulation" of the company`s corporate processes. Refer to
Rule 14a-9.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions

John Jennings, Esq.
Nelson Mullins Riley & Scarborough LLP
April 18, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE